Exhibit 99.1

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED OF

THE THERMAL MANAGEMENT BUSINESS OF nVENT ELECTRIC plc (“CHEMELEX”)

As of January 30, 2025

INDEX TO STATEMENT OF ASSETS ACQUIRED AND

LIABILITIES ASSUMED OF

THE THERMAL MANAGEMENT BUSINESS OF nVENT ELECTRIC plc

Independent Auditor’s Report	3
Statement of Assets Acquired and Liabilities Assumed	5
Notes to the Statement of Assets Acquired and Liabilities Assumed	6

INDEPENDENT AUDITOR'S REPORT

To the Managers of BCP VI Summit Management, LLC

Opinion

We have audited the statement of assets acquired and liabilities assumed of the Thermal Management Business of nVent Electric plc (the “Company”) as of January 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the accompanying financial statement presents fairly, in all material respects, the assets acquired and liabilities assumed of the Company as of January 30, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Accounting

As discussed in Note 2 to the financial statement, the financial statement has been prepared for the purposes of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Company’s financial position. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

◦	Exercise professional judgment and maintain professional skepticism throughout the audit.

◦	Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

◦	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

◦	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

◦	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ DELOITTE & TOUCHE, LLP

Minneapolis, Minnesota

April 15, 2025

THE THERMAL MANAGEMENT BUSINESS OF nVENT ELECTRIC plc

STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

US$ MILLIONS	Notes	As of January 30, 2025
ASSETS ACQUIRED
Current Assets
Cash and cash equivalents		$35
Accounts receivable		91
Inventory	3	109
Other current assets		53
		288
Non-Current Assets
Property, plant and equipment	4	96
Intangible assets	5	804
Goodwill	5	645
Other non-current assets		34
Total Assets Acquired		$1,867

LIABILITIES ASSUMED
Current Liabilities
Accounts payable		$37
Other current liabilities	6	71
		108
Non-Current Liabilities
Other non-current liabilities	7	105
Total Liabilities Assumed		$213

Net assets acquired		$1,654

See accompanying notes to the Statement of Assets Acquired and Liabilities Assumed

THE THERMAL MANAGEMENT BUSINESS OF nVENT ELECTRIC plc

NOTES TO STATEMENT OF ASSETS

ACQUIRED AND LIABILITIES ASSUMED

NOTE 1.      DESCRIPTION OF THE BUSINESS

On January 30, 2025 (the “acquisition date”), Brookfield Business Partners L.P. (the “partnership”), an owner and operator of business services and industrials operations on a global basis, together with institutional partners, through one of its subsidiaries, completed the acquisition of the Thermal Management Business of nVent Electric plc (the “company” or “Chemelex”), a leading manufacturer of electric heat tracing systems, through a carve-out from nVent Electric plc (the “seller”), a larger industrial company for total consideration of $1,654 million.

Chemelex provides mission critical heat management solutions that protect people and assets and enhance process efficiency and performance. The company’s offerings help ensure critical safety, maximize uptime and deliver lower total cost of ownership. Chemelex is a global leader in thermal management solutions with a large installed base. For industrial and energy, product solutions include heat tracing for freeze protection and process temperature maintenance and temperature control for commercial, residential and infrastructure, Chemelex provides products such as pipe freeze protection, surface deicing, hot water temperature maintenance, floor heating, fire rated wiring and leak detection.

NOTE 2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying Statement of Assets Acquired and Liabilities Assumed (the “Statement”) presents the assets acquired and liabilities assumed of Chemelex at fair value as of the acquisition date in accordance with accounting principles generally accepted in the United States (“GAAP”). The accompanying Statement is not intended to be a complete presentation of financial position, results of operations, or cash flows of Chemelex in conformity with GAAP, on a standalone basis.

The company has not historically prepared or reported financial statements on a standalone basis. This statement has been prepared by management giving consideration to the rules and regulations of the Securities and Exchange Commission (“SEC”), including guidance issued under Rule 3-05 of Regulation S-X, Significant Acquisition Carve-out Financial Statement Reporting Requirements.

The acquisition of Chemelex was recorded using the acquisition method of accounting in accordance with GAAP. The purchase price allocation was based on the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed at the date of acquisition and represents management’s best estimate based on available data. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill.

(b)	Use of Estimates

The preparation of the Statement and related disclosures in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported therein. The company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time. Actual results may differ from these estimated amounts.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

(d)	Accounts receivable and accounts payable

Accounts receivable and accounts payable were recorded at fair value on the date of acquisition.

(e)	Inventory

Inventory is recorded at fair value, which establishes a new cost basis, at the date of acquisition. Fair value of inventory is based on expected sale prices less cost to sell for finished goods or cost to complete for work-in-progress inventory, and carrying value at the date of acquisition for raw materials.

(f)	Billings in Excess of Cost and Costs in Excess

Costs in excess consist of unbilled amounts resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer, such as when the customer retains a small portion of the contract price until completion of the contract. We typically receive interim payments on sales under long-term contracts as work progresses, although for some contracts, we may be entitled to receive an advance payment. Billings in excess of cost consist of advanced payments and billings in excess of revenue recognized.

Costs in excess are recorded within Other current assets and billings in excess of costs are recorded within Other current liabilities in the Statement of Assets Acquired and Liabilities Assumed.

(g)	Property, plant and equipment

Property, plant and equipment is recorded at fair value, which establishes a new cost basis, at the date of acquisition. Fair values for the acquired property, plant and equipment are based on current market values and reproduction or replacement costs of similar assets.

The property, plant, and equipment acquired primarily consists of land, buildings and leasehold improvements, and machinery and equipment. Depreciation will be computed using the straight-line method based on the following estimated useful lives:

Buildings and leasehold improvements	5 to 50 years
Machinery and equipment	3 to 15 years

(h)	Intangible assets

Identifiable intangible assets acquired are recognized separately from goodwill and are initially recognized at their fair values at the acquisition date. Identifiable intangible assets consist of customer relationships, proprietary technology, computer software, patents, and trade names. Subsequent to initial recognition, intangible assets with definite lives are reported at cost less any accumulated amortization and any accumulated impairment losses and those intangible assets with indefinite lives are not amortized. Finite life intangible assets are amortized on a straight-line basis over the respective estimated periods for which the intangible assets will provide economic benefit to the company as follows:

Customer relationships	10 years
Proprietary technology and patents	10 years
Computer software	5 years

The company’s trade names have been assessed to have indefinite useful lives and are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the indefinite life intangible assets is recorded in the period in which the impairment is identified.

(i)	Goodwill

Goodwill represents the excess of the purchase price consideration paid for the acquisition over the fair value of the identifiable assets acquired and liabilities assumed.

Goodwill is tested annually for impairment and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, and recognizing an impairment expense for the amount by which the carrying amount exceeds the reporting unit's fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

(j)	Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1 –	Valuation is based on observable inputs such as quoted market prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 –	Valuation is based on inputs such as quoted market prices for similar assets or liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument
Level 3 –	Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

In making fair value measurements, observable market data must be used when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The company uses estimates and assumptions to assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed based on information that existed as of the acquisition date. The company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed.

The fair value of cash and cash equivalents, accounts receivable and other current assets, accounts payable, other current liabilities, and other long-term liabilities approximated their carrying value at the date of acquisition due to their short maturities and/or because their terms are similar to market terms.

(k)	Foreign currency translation

The company’s functional and presentation currency is U.S. dollars. Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the appropriate fixed exchange rates as of the acquisition date.

(l)	Income taxes

Deferred income tax liabilities are accounted for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realized or the liability is settled based on tax rates and tax laws enacted or substantively enacted as of the acquisition date. The net deferred tax liability as at January 30, 2025 was $72 million.

As of January 30, 2025, a valuation allowance of $6 million has been recorded to record only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses by tax jurisdiction is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

(m)	Other

Included in the assets acquired and liabilities assumed are other current and non-current assets, other current and non-current liabilities, pension and other post retirement compensation liabilities which are recorded at fair value, which approximated their carrying value at the date of acquisition due to their short maturities and/or because their terms are similar to market terms. This establishes a new cost basis on the date of acquisition.

NOTE 3.      INVENTORY

The following table presents the fair values of inventory acquired:

(US$ MILLIONS)	January 30, 2025
Raw materials and supplies	$28
Work-in-progress	13
Finished goods	68
Total	$109

NOTE 4.      PROPERTY, PLANT AND EQUIPMENT

The following table presents the fair values of property, plant and equipment acquired:

(US$ MILLIONS)	January 30, 2025
Land	$22
Buildings and leasehold improvements	37
Machinery and equipment	37
Total	$96

NOTE 5.      GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price consideration over the fair value of the underlying assets acquired and liabilities assumed. The purchase price allocation resulted in the recognition of $645 million of goodwill.

The following table presents the fair value of the identifiable intangible assets acquired:

(US$ MILLIONS)	January 30, 2025
Definite-life intangible assets:
Customer relationships	$498
Proprietary technologies and patents	62
Computer software	46
Indefinite-life intangible assets:
Trade names	198
Total	$804

Customer relationships pertain to strong and continuing relationships with customers which contribute to the revenues and cash flows generated by the company. The fair value of the acquired customer relationships was determined using the multi-period excess earnings method under the income approach. This method requires identifying the future revenue that would be generated by existing customers at the time of acquisition, considering an appropriate attrition rate based on the historical experience of the company, deducting expenses and a required return on other contributory assets. Appropriate expenses and charges for the return on contributory assets are deducted from earnings. The after-tax cash flows attributable to the asset are discounted back to their net present value at an appropriate rate of return and summed to calculate the value of the customer relationships. The customer relationships acquired were assessed to have estimated useful lives of 10 years.

The fair value of the acquired proprietary technology, patents and trade names was determined using the relief from royalty method, which is a risk-adjusted discounted cash flow approach. The relief from royalty method values an intangible asset by estimating the royalties saved through ownership of the asset. The relief from royalty method requires identifying the future revenue that would be generated by the asset, multiplying it by a royalty rate deemed to be avoided through ownership of the asset and discounting the projected royalty savings amounts back to the acquisition date. The royalty rate used in the valuation was based on consideration of market rates for similar categories of assets. The discount rate used in the valuation was based on the company’s weighted average cost of capital, the risk profile of earnings associated and the overall composition of the acquired assets. The acquired trade names were assessed to have indefinite useful life. The proprietary technology and patents were assessed to have estimated useful lives of 10 years.

The intangible assets acquired will be amortized utilizing the methodology discussed in Note 2 (h). The carrying amount of goodwill and intangible assets is reviewed periodically to determine whether there is any indication of impairment.

The table below outlines the estimated future amortization expense for identifiable intangible assets acquired over the next five years:

(US$ MILLIONS)	Amortization expense
2025 (remaining period)	$60
2026	65
2027	65
2028	65
2029	65
Total	$320

Actual amortization expense in future periods may differ from the amounts above as a result of changes in fair value and useful life estimates, dispositions, impairments and/or other relevant factors.

NOTE 6.      OTHER CURRENT LIABILITIES

Other current liabilities of $71 million consist of $23 million of accrued compensation and benefits, $13 million of billings in excess of costs, $7 million of VAT payable, and $28 million of other liabilities.

NOTE 7.      OTHER NON-CURRENT LIABILITIES

Other non-current liabilities of $105 million consist of deferred tax liabilities of $73 million, $14 million of operating lease liabilities, $11 million of pension liabilities, and $7 million of other non-current liabilities.

NOTE 8.      SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 15, 2025, the date the Statement was available to be issued, and no events were identified for disclosure.